Exhibit 99.1

Luckin Coffee Inc. Announces Third Quarter 2023 Financial Results

Third Quarter Net Revenues Increased 84.9% To RMB7.2 Billion

Record High Average Monthly Transacting Customers

More Than 2,400 Net New Store Openings; Ended Quarter With More Than 13,000 Stores

BEIJING, November 1, 2023 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended September 30, 2023.

THIRD QUARTER 2023 HIGHLIGHTS1

•	Total net revenues in the third quarter were RMB7,200.0 million (US$986.8 million), representing an increase of 84.9% from RMB3,894.6 million in the same quarter of 2022.

•	Net new store openings during the third quarter was 2,437, including eleven new store openings in Singapore, resulting in a quarter-over-quarter store unit growth of 22.5% from the number of stores at the end of the second quarter of 2023, ending the third quarter with 13,273 stores which include 8,807 self-operated stores and 4,466 partnership stores.

•	Average monthly transacting customers in the third quarter was 58.5 million, representing an increase of 132.9% from 25.1 million in the same quarter of 2022.

•	Revenues from self-operated stores[2] in the third quarter were RMB5,141.0 million (US$704.6 million), representing an increase of 79.3% from RMB2,867.1 million in the same quarter of 2022.

•	Same-store sales growth for self-operated stores in the third quarter was 19.9%, compared to 19.4% in the same quarter of 2022.

•	Store level operating profit – self-operated stores[2] in the third quarter was RMB1,185.4 million (US$162.5 million) with store level operating profit margin of 23.1%, compared to RMB771.8 million with store level operating profit margin of 26.9% in the same quarter of 2022.

•	Revenues from partnership stores in the third quarter were RMB1,840.8 million (US$252.3 million), representing an increase of 104.7% from RMB899.1 million in the same quarter of 2022.

•	GAAP operating income in the third quarter was RMB961.7 million (US$131.8 million), representing a GAAP operating income margin of 13.4%, compared to RMB585.3 million, or a GAAP operating income margin of 15.0%, in the same quarter of 2022. Non-GAAP operating income in the third quarter, which adjusts for share-based compensation expenses, was RMB1,025.5 million (US$140.6 million), representing a non-GAAP operating income margin of 14.2%, compared to RMB693.8 million, or a non-GAAP operating income margin of 17.8%, in the same quarter of 2022.

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

2 Beginning from the first quarter of 2023, the definitions of “revenues from self-operated stores” and “store level operating profit - self-operated stores” have been adjusted to better reflect the operating results of the Company’s self-operated stores. Comparative information for the third quarter of 2022 has also been adjusted to conform to the current period’s presentation. For detailed definitions, please refer to the section “KEY DEFINITIONS” on Page 4.

COMPANY STATEMENT

“We are proud to report another strong quarter, where we achieved record revenue and increased our footprint with more than 2,400 net new store openings,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee, “Our new, innovative product offerings and marketing efforts continue to resonate with customers, driving significant growth in both revenue and monthly transacting customers. During the third quarter, we achieved a record 58.5 million average monthly transacting customers, a 132.9% year-over-year increase. As a result of our pricing strategy that is behind the increase of our market share, our operating profit margin in the third quarter fell from 15.0% of the same period last year to 13.4%. We have been continuously building a talented and hardworking team at Luckin Coffee and we remain committed to providing our customers with the exceptional products and services they expect from us at affordable price.”

Dr. Guo continued, “As we move into the fourth quarter, we remain focused on delivering value to our customers, enhancing our product offerings, and continuing with our pricing and expansion strategy to serve more customers and expand our global footprint to ensure that we are well positioned for long-term growth.”

SENIOR MANAGEMENT UPDATE

Mr. Reinout Hendrik Schakel, the Company’s Chief Strategy Officer, will be departing from his current position at the Company at the end of 2023 for personal reasons. Mr. Schakel has agreed to continue to provide his expertise to the Company as an external consultant starting form January 2024.

“On behalf of the Board of Directors and management team, we thank Reinout for his significant contributions to Luckin Coffee over the past five years. He has been instrumental to our recovery and we look forward to continuing to benefit from his expertise and experience in his new role,” said Dr. Guo.

THIRD QUARTER 2023 FINANCIAL RESULTS

Total net revenues were RMB7,200.0 million (US$986.8 million) in the third quarter of 2023, representing an increase of 84.9% from RMB3,894.6 million in the same quarter of 2022. Net revenues growth was primarily driven by the increase in the number of products sold, the increase in stores in operation and the increase in the number of monthly transacting customers, even though the average selling price of the Company’s products decreased.

•	Revenues from product sales were RMB5,359.3 million (US$734.5 million) in the third quarter of 2023, representing an increase of 78.9% from RMB2,995.5 million in the same quarter of 2022.

•	Net revenues from freshly brewed drinks were RMB4,869.7 million (US$667.4 million), representing 67.6% of total net revenues in the third quarter of 2023, compared to RMB2,666.4 million, representing 68.4% of total net revenues, in the same quarter of 2022.

•	Net revenues from other products were RMB345.3 million (US$47.3 million), representing 4.8% of total net revenues in the third quarter of 2023, compared to RMB198.3 million, representing 5.1% of total net revenues, in the same quarter of 2022.

•	Net revenues from others were RMB144.4 million (US$19.8 million), representing 2.0% of total net revenues in the third quarter of 2023, compared to RMB130.9 million, representing 3.4% of total net revenues, in the same quarter of 2022.

•	Revenues from partnership stores were RMB1,840.8 million (US$252.3 million), representing 25.6% of total net revenues in the third quarter of 2023, which represents an increase of 104.7% compared to RMB899.1 million, representing 23.1% of total net revenues, in the same quarter of 2022. For the third quarter of 2023, revenues from partnership stores included sales of materials of RMB1,252.9 million (US$171.7 million), sales of equipment of RMB246.1 million (US$33.7 million), profit sharing of RMB195.3 million (US$26.8 million), delivery service of RMB130.4 million (US$17.9 million) and other services of RMB16.1 million (US$2.2 million).

Total operating expenses were RMB6,238.3 million (US$855.0 million) in the third quarter of 2023, representing an increase of 88.5% from RMB3,309.4 million in the same quarter of 2022. The increase in total operating expenses was predominantly the result of the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues was 86.6% in the third quarter of 2023, slightly higher than 85.0% in the same quarter of 2022, mainly due to the increase in cost of materials as of a percentage of net revenues resulting from the decreased average selling price of the Company’s products, but was offset by the decrease in other operating expenses as of a percentage of net revenues driven by increased economies of scale and the Company’s technology-driven operations.

•	Cost of materials were RMB3,166.6 million (US$434.0 million) in the third quarter of 2023, representing an increase of 119.8% from RMB1,440.5 million in the same quarter of 2022, which was generally in line with the increase in the number of products sold and the increase in sales of materials to partnership stores.

•	Store rental and other operating costs were RMB1,425.5 million (US$195.4 million) in the third quarter of 2023, representing an increase of 85.0% from RMB770.4 million in the same quarter of 2022, mainly due to the increase in labor costs, store rental as well as utilities and other store operating costs as a result of the increased number of stores and items sold in the third quarter of 2023 compared to the same period last year.

•	Depreciation and amortization expenses were RMB160.1 million (US$21.9 million) in the third quarter of 2023, representing an increase of 53.6% from RMB104.2 million in the same quarter of 2022, mainly due to the increase in amortization of leasehold improvements for the stores and the increase in depreciation expenses of additional equipment put into use in new stores in the third quarter of 2023.

•	Delivery expenses were RMB587.5 million (US$80.5 million) in the third quarter of 2023, representing an increase of 35.7% from RMB432.8 million in the same quarter of 2022, mainly due to the increase in the number of delivery orders.

•	Sales and marketing expenses were RMB384.4 million (US$52.7 million) in the third quarter of 2023, representing an increase of 141.3% from RMB159.3 million in the same quarter of 2022, mainly driven by the increase in (i) advertising and other promotion expenses as the Company continued to make strategic investments in its branding through various channels, (ii) commissions to third-party delivery platforms which is in line with the increase in the number of delivery orders and (iii) subcontract service fees to support the Company’s e-commerce business and promotion activities. Sales and marketing expenses amounted to 5.3% of total net revenues in the third quarter of 2023, compared to 4.1% of total net revenues in the same quarter of 2022.

•	General and administrative expenses were RMB481.3 million (US$66.0 million) in the third quarter of 2023, representing an increase of 25.5% from RMB383.5 million in the same quarter of 2022. The increase in general and administrative expenses was mainly driven by the increase in (i) payroll costs for headquarter staff, (ii) expenditures for office supplies, (iii) tax surcharges and stamp duty and (iv) research and development expenses, which was offset by the decrease of share-based compensation for restricted share units and options issued to management and employees. General and administrative expenses amounted to 6.7% of total net revenues in the third quarter of 2023, compared to 9.9% of total net revenues in the same quarter of 2022.

•	Store preopening and other expenses were RMB30.1 million (US$4.1 million) in the third quarter of 2023, representing an increase of 215.5% from RMB9.5 million in the same quarter of 2022, mainly due to more stores preparing to be opened in the third quarter of 2023 compared to the same quarter of 2022. Store preopening and other expenses amounted to 0.4% of total net revenues in the third quarter of 2023, compared to 0.2% of total net revenues in the same quarter of 2022.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB3.0 million (US$0.4 million) in the third quarter of 2023, representing a decrease of 67.2% from RMB9.2 million in the same quarter of 2022, as the Company had successfully completed its provisional liquidation in March 2022 and gradually resolved substantially all outstanding litigations. The losses and expenses related to Fabricated Transactions and Restructuring consisted primarily of professional and legal fees for securities litigations and other advisory service fees. Losses and expenses related to Fabricated Transactions and Restructuring amounted to nil% of total net revenues in the third quarter of 2023, compared to 0.2% of total net revenues in the same quarter of 2022.

•	Store level operating profit margin - self-operated stores was 23.1% in the third quarter of 2023, compared to 26.9% in the same quarter of 2022, primarily due to the decrease in average selling price of the Company’s products but offset by the benefits of economies of scale from the increased number of products sold.

GAAP operating income was RMB961.7 million (US$131.8 million) in the third quarter of 2023, representing a GAAP operating income margin of 13.4%, compared to RMB585.3 million, or a GAAP operating income margin of 15.0%, in the same quarter of 2022. Non-GAAP operating income was RMB1,025.5 million (US$140.6 million) in the third quarter of 2023, representing a non-GAAP operating income margin of 14.2%, compared to RMB693.8 million, or a non-GAAP operating income margin of 17.8%, in the same quarter of 2022. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Income tax benefit was RMB82.6 million in the third quarter of 2023, compared to income tax expense of RMB206.3 million in the same quarter of 2022. In the third quarter of 2023, in accordance to relevant accounting standards, the Company re-evaluated the realization of deferred tax assets given the largely reduced uncertainty of the Company’s business performance after a certain number of the Company’s operation entities have turned cumulative profits from cumulative losses. As a result, approximately RMB252.1 million of the valuation allowance against the deferred tax assets was released at the end of September 30, 2023. Excluding the release of valuation allowance against the deferred tax assets, income tax expense was approximately RMB169.5 million in the third quarter of 2023.

Net income was RMB988.0 million (US$135.4 million) in the third quarter of 2023, representing a net income margin of 13.7%, compared to net income of RMB528.6 million, or a net income margin of 13.6%, in the same quarter of 2022. Non-GAAP net income was RMB1,144.0 million (US$156.8 million) in the third quarter of 2023, representing a non-GAAP net income margin of 15.9%, compared to RMB514.9 million, or a non-GAAP net income margin of 13.2%, in the same quarter of 2022.

Basic and diluted net income per ADS was RMB3.12 (US$0.40) and RMB3.12 (US$0.40) in the third quarter of 2023, respectively, compared to basic and diluted net income per ADS of RMB1.68 and RMB1.68 in the same quarter of 2022, respectively.

Non-GAAP basic and diluted net income per ADS was RMB3.60 (US$0.48) and RMB3.60 (US$0.48) in the third quarter of 2023, respectively, compared to non-GAAP basic and diluted net income of RMB1.68 and RMB1.60 in the same quarter of 2022, respectively.

Net cash provided by operating activities was RMB1,310.1 million (US$179.6 million) in the third quarter of 2023, compared to net cash provided by operating activities of RMB416.9 million in the same quarter of 2022.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB5,736.8 million (US$786.3 million) as of September 30, 2023, compared to RMB3,577.9 million as of December 31, 2022. The increase was primarily attributable to operational cash generation.

KEY OPERATING DATA

	For the three months ended or as of
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2022	2022	2022	2022	2023	2023	2023
Total stores	6,580	7,195	7,846	8,214	9,351	10,836	13,273
Self-operated stores	4,675	4,968	5,373	5,652	6,310	7,188	8,807
Partnership stores	1,905	2,227	2,473	2,562	3,041	3,648	4,466
Same-store sales growth for self-operated stores	41.6%	41.2%	19.4%	9.2%	29.6%	20.8%	19.9%
Average monthly transacting customers (in thousands)	15,975	20,712	25,103	24,559	29,489	43,070	58,477

KEY DEFINITIONS

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

•	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, and delivery fees derived from self-operated stores paid by the Company’s customers. Before the first quarter of 2023, the definition of revenues from self-operated stores did not include delivery fees derived from self-operated stores paid by the Company’s customers. Comparative figures from previous periods presented were also adjusted to be consistent.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services including delivery and pre-opening services provided to partnership stores and profit sharing from partnership stores.

•	Same-store sales growth for self-operated stores. Defined as the growth rate of total revenue from self-operated stores that has been in operation as at the beginning of the comparable period and was not closed before the current period ending with the number of average operating days over 15 per month over both the current period and last year’s comparable period.

•	Store level operating profit - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues. Before the first quarter of 2023, commissions to third-party delivery platforms related to revenues from self-operated stores were not deducted when calculating this term. Comparative figures from previous periods presented were also adjusted to be consistent.

•	Store level operating profit margin - self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

•	Total number of stores. The number of stores open at the end of the period, excluding unmanned machines.

•	Net new store openings. The number of gross new stores opened during the period minus the number of stores closed during the period.

•	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

•	Non-GAAP operating income. Calculated by operating income excluding share-based compensation expenses.

•	Non-GAAP net income. Calculated by net income excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants and gain from extinguishment of Series B Senior Secured Notes.

•	Non-GAAP net income attributable to the Company’s ordinary shareholders. Calculated by adjusting net income attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants and gain from extinguishment of Series B Senior Secured Notes.

•	Non-GAAP basic and diluted net income per shares. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income per ADSs. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income as operating income excluding share-based compensation expenses, non-GAAP net income as net income excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants and gain from extinguishment of Series B Senior Secured Notes, and non-GAAP net income attributable to the Company’s ordinary shareholders as net income attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants and gain from extinguishment of Series B Senior Secured Notes.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will host a conference call today, on Wednesday, November 1, 2023, at 8:00 am Eastern Time (or Wednesday, November 1, 2023, at 8:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	9499789

As previously announced, all shareholders are able to submit questions to Luckin Coffee management by visiting https://event.choruscall.com/mediaframe/webcast.html?webcastid=sBHH0qaL. There is a “Submit Your Question” query at the bottom of the registration form. Management will answer a selection of questions from the submission list during the conference call. The Q&A platform will remain open until the conclusion of the earnings call.

The replay will be accessible through November 8, 2023, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	7121753

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima / Michael Bowen

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Spencer Hoffman

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2022

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2023

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2022	September 30, 2023 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,534,304	4,037,848	553,433
Restricted cash	7,860	60,710	8,321
Term deposit- current	—	143,776	19,706
Short-term investment	—	1,302,008	178,455
Accounts receivable, net	58,782	113,170	15,511
Receivables from online payment platforms	151,922	248,041	33,997
Inventories, net	1,206,467	1,571,051	215,330
Prepaid expenses and other current assets, net	1,077,719	1,214,039	166,397
Total current assets	6,037,054	8,690,643	1,191,150

Non-current assets:
Property and equipment, net	1,867,378	3,212,617	440,326
Restricted cash	35,755	42,413	5,813
Term deposit-non current	—	150,000	20,559
Other non-current assets, net	327,744	709,558	97,253
Deferred tax assets, net	208,469	373,487	51,191
Operating lease, right-of-use assets	2,003,997	3,992,375	547,201
Total non-current assets	4,443,343	8,480,450	1,162,343
TOTAL ASSETS	10,480,397	17,171,093	2,353,493

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	441,376	1,006,528	137,956
Accrued expenses and other liabilities	1,375,425	2,741,529	375,758
Deferred revenues	97,366	134,444	18,427
Payable for equity litigants settlement	33,796	119,527	16,383
Operating lease liabilities-current	880,873	1,479,975	202,847
Total current liabilities	2,828,836	5,482,003	751,371

Non-current liabilities:
Operating lease liabilities-non current	1,024,274	2,328,475	319,144
Total non-current liabilities	1,024,274	2,328,475	319,144
Total liabilities	3,853,110	7,810,478	1,070,515

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,578,040	1,578,040	216,288

Shareholders’ equity:
Class A Ordinary shares	23	23	3
Class B Ordinary shares	2	2	0
Additional paid-in capital	16,037,406	16,216,796	2,222,697
Statutory reserves	35,657	35,637	4,884
Accumulated deficits	(11,421,145)	(8,869,593)	(1,215,679)
Accumulated other comprehensive income	397,304	399,710	54,785
Total Company’s ordinary shareholders’ equity	5,049,247	7,782,575	1,066,690
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	10,480,397	17,171,093	2,353,493

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	2,995,542	5,359,262	734,548	7,372,060	13,376,169	1,833,356
Revenues from partnership stores	899,101	1,840,777	252,299	2,225,908	4,462,026	611,572
Total net revenues	3,894,643	7,200,039	986,847	9,597,968	17,838,195	2,444,928

Cost of materials	(1,440,474)	(3,166,570)	(434,015)	(3,685,561)	(7,382,729)	(1,011,887)
Store rental and other operating costs	(770,353)	(1,425,482)	(195,379)	(2,018,845)	(3,465,513)	(474,988)
Depreciation and amortization expenses	(104,183)	(160,052)	(21,937)	(297,133)	(396,256)	(54,311)
Delivery expenses	(432,792)	(587,455)	(80,517)	(994,120)	(1,543,336)	(211,532)
Sales and marketing expenses	(159,304)	(384,401)	(52,687)	(396,740)	(887,410)	(121,630)
General and administrative expenses	(383,514)	(481,281)	(65,965)	(1,048,117)	(1,267,654)	(173,746)
Store preopening and other expenses	(9,526)	(30,050)	(4,119)	(25,570)	(64,223)	(8,802)
Impairment loss of long-lived assets	—	—	—	(221,810)	(5,229)	(717)
Losses and expenses related to Fabricated Transactions and Restructuring	(9,233)	(3,024)	(414)	(67,123)	(12,940)	(1,774)
Total operating expenses	(3,309,379)	(6,238,315)	(855,033)	(8,755,019)	(15,025,290)	(2,059,387)
Operating income	585,264	961,724	131,814	842,949	2,812,905	385,541

Interest and investment income	22,675	31,509	4,319	64,117	77,324	10,598
Interest and financing expenses	(8,338)	—	—	(23,484)	—	—
Foreign exchange gain/(loss), net	438	792	109	12,326	(121)	(17)
Other income, net	12,663	3,603	494	45,741	44,309	6,073
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	(1,946)	—	—	(6,381)	—	—
Provision for equity litigants	—	(92,192)	(12,636)	(279,967)	(92,192)	(12,636)
Gain from extinguishment of Series B Senior Secured Notes	124,139	—	—	124,139	—	—

Net income before income taxes	734,895	905,436	124,100	779,440	2,842,225	389,559
Income tax (expense)/benefit	(206,298)	82,575	11,318	(345,715)	(290,693)	(39,843)
Net income	528,597	988,011	135,418	433,725	2,551,532	349,716
Net income attributable to the Company’s ordinary shareholders	528,597	988,011	135,418	433,725	2,551,532	349,716

Net income per share:
Basic	0.21	0.39	0.05	0.18	1.01	0.14
Diluted	0.21	0.39	0.05	0.17	1.00	0.14
Net income per ADS:
Basic*	1.68	3.12	0.40	1.44	8.08	1.12
Diluted*	1.68	3.12	0.40	1.36	8.00	1.12

Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,478,955,538	2,532,072,783	2,532,072,783	2,470,710,850	2,532,072,783	2,532,072,783
Diluted	2,528,031,812	2,542,324,870	2,542,324,870	2,520,358,856	2,542,795,351	2,542,795,351

Net income	528,597	988,011	135,418	433,725	2,551,532	349,716
Other comprehensive loss, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(9,555)	(239)	(33)	(62,525)	2,406	330
Total comprehensive income	519,042	987,772	135,385	371,200	2,553,938	350,046
Total comprehensive income attributable to ordinary shareholders	519,042	987,772	135,385	371,200	2,553,938	350,046

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	416,934	1,310,128	179,568	(28,474)	3,827,171	524,557
Net cash used in investing activities	(207,463)	(1,880,916)	(257,801)	(347,188)	(3,271,026)	(448,332)
Net cash used in financing activities	(716,700)	—	—	(2,276,260)	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	26,753	(1,138)	(156)	89,897	6,907	947
Net increase/(decrease) in cash and cash equivalents and restricted cash	(480,476)	(571,926)	(78,389)	(2,562,025)	563,052	77,172
Cash and cash equivalents and restricted cash at beginning of period	4,473,725	4,712,897	645,956	6,555,274	3,577,919	490,395
Cash and cash equivalents and restricted cash at end of period	3,993,249	4,140,971	567,567	3,993,249	4,140,971	567,567

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	585,264	961,724	131,814	842,949	2,812,905	385,541
Adjusted for: Share-based compensation expenses	108,504	63,759	8,739	285,591	179,311	24,577
Non-GAAP operating income	693,768	1,025,483	140,553	1,128,540	2,992,216	410,118

B. Non-GAAP net income
Net income	528,597	988,011	135,418	433,725	2,551,532	349,716
Adjusted for:
Share-based compensation expenses	108,504	63,759	8,739	285,591	179,311	24,577
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	1,946	—	—	6,381	—	—
Gain from extinguishment of Series B Senior Secured Notes	(124,139)	—	—	(124,139)	—	—
Provision for equity litigants	—	92,192	12,636	279,967	92,192	12,636
Non-GAAP net income*	514,908	1,143,962	156,793	881,525	2,823,035	386,929

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,478,955,538	2,532,072,783	2,532,072,783	2,470,710,850	2,532,072,783	2,532,072,783
Diluted	2,528,031,812	2,542,324,870	2,542,324,870	2,520,358,856	2,542,795,351	2,542,795,351

Non-GAAP net income per share:
Basic	0.21	0.45	0.06	0.36	1.11	0.15
Diluted	0.20	0.45	0.06	0.35	1.11	0.15

Non-GAAP net income per ADS:
Basic*	1.68	3.60	0.48	2.88	8.88	1.20
Diluted*	1.60	3.60	0.48	2.80	8.88	1.20

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.